Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14A

(Form Type)

Graybug Vision, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee rate	Amount of Filing Fee

Fees to be Paid	$37,115,948	(1)(2)	0.0001102	$4,090	(3)

Fees Previously Paid	$—			$—

Total Transaction Valuation	$37,115,948

Total Fees Due for Filing				$4,090

Total Fees Previously Paid				$—

Total Fee Offsets				$—

Net Fee Due				$4,090

(1)

Based on 63,176,081 shares of the common stock, 0.0001 par value per share, of Graybug Vision, Inc. (“Graybug”) to be issued pursuant to the Agreement and Plan of Merger and Reorganization, dated November 21, 2022, by and among Graybug, Camaro Merger Sub, Inc. and CalciMedica, Inc. (“CalciMedica”), assuming an exchange ratio determined based on information as to equity ownership as of November 21, 2022, and other assumptions discussed in this proxy statement, including but not limited to the assumptions that, (i) immediately following the merger, the pre-merger Graybug equityholders are expected to hold approximately 28.6% of the aggregate number of shares of the combined company’s common stock and the pre-merger CalciMedica equityholders are expected to hold approximately 71.4% of the aggregate number of shares of the combined company’s common stock, in each case, on a fully-diluted basis using the treasury stock method and excluding out-of-the-money options and warrants, that (ii) Graybug’s net cash as of the closing of the merger will be $25 million, a closing date of February 15, 2023, and CalciMedica will issue approximately 20.5 million shares of common stock in a private placement financing to be conducted by CalciMedica immediately prior to the closing of the merger, and (iii) does not take into consideration any impact of the final reverse stock split (if approved).

(2)

In accordance with Exchange Act Rule 0-11, the proposed maximum aggregate value of the transaction estimated solely for the purposes of calculating the filing fee was calculated, based upon multiplying (i) 63,176,081 shares of Graybug’s common stock (including shares to be issued in exchange for in-the-money options and warrants to purchase shares of CalciMedica capital stock) and (ii) $0.5875, which is the average of the high and low trading prices of Graybug’s common stock as reported on the Nasdaq Global Market on December 9, 2022, a date within five business days prior to December 14, 2022.

(3)

In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Exchange Act Rule 0-11, the filing fee was determined as the product of the proposed maximum aggregate value of the transaction as calculated in note (2) above multiplied by 0.0001102.